50
3-22-04

04003543

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED
MAR 1 2004

Up 3-10-04

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	. . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50376

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Wave Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
100 South Wacker Drive Suite 2000
(No. and Street)

Chicago	IL	60606-5173
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Patrick Murphy **(312) 960-1696**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- x Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Patrick Murphy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Wave Securities, LLC, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Controller
Title

Notary Public

"OFFICIAL SEAL"
THERESE FAYE WALLACE
Notary Public
State of Illinois
My Commission Expires on 04/14/2004

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Wave Securities, LLC

December 31, 2003
with Report of Independent Auditors

Wave Securities, LLC

Statement of Financial Condition

December 31, 2003

Contents

Report of Independent Auditors 1

Statement of Financial Condition 2

Notes to Statement of Financial Condition 3

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

The Member of
Wave Securities, LLC

We have audited the accompanying statement of financial condition of Wave Securities, LLC (the "Company") as of December 31, 2003. This statement of financial condition is the responsibility of the Company. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Wave Securities, LLC at December 31, 2003 in conformity with generally accepted accounting principles in the United States.

Ernst & Young LLP

February 10, 2004

Wave Securities, LLC

Statement of Financial Condition

December 31, 2003

Assets	
Cash and cash equivalents	$17,225,278
Receivables from brokers, dealers, and customers (net of allowance for doubtful accounts of $546,203)	7,624,084
Receivables from Members of Parent and affiliates	7,553,389
Fixed assets (net of accumulated depreciation and amortization of $12,943,566)	8,900,286
Other assets	363,314
Total assets	$41,666,351
Liabilities and member's equity	
Liabilities:	
Accounts payable, accrued expenses and other liabilities	$ 5,907,478
Payables to Members of Parent and affiliates	5,754,875
Total liabilities	11,662,353
Member's equity	30,003,998
Total liabilities and member's equity	$41,666,351

See accompanying notes.

Wave Securities, LLC

Notes to Statement of Financial Condition

December 31, 2003

1. Organization and Nature of Operations

Wave Securities, LLC, formerly Archipelago, LLC, (the "Company"), an Illinois limited liability company, was established on December 27, 1996. On January 7, 1999, the Company became a wholly owned subsidiary of Archipelago Holdings, LLC (the "Member"), a Delaware limited liability company.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 (the "Exchange Act") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company is also a member of the Securities Investor Protection Corporation. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities, and, accordingly, is exempt from the provisions of Rule 15c3-3 of the Commission ("SEC").

In July 2000, the Parent partnered with the Pacific Exchange, Inc. ("PCX") to create the first open all-electronic stock market in the United States for trading in all NYSE, Nasdaq, AMEX and PCX-listed stocks. The agreement facilitated the creation of the Archipelago Exchange ("ArcaEx") to conduct the equities trading business of the PCX that formerly existed as a floor-based trading business. The SEC's approval of ArcaEx was announced in October 2001 and ArcaEx began trading operations for listed securities in March 2002 and for over-the counter securities ("OTC") in April 2003.

The Company's principal activities include agency brokerage services offered to institutional customers and broker-dealers seeking to access ArcaEx and other U.S. market centers electronically.

The Company clears all transactions through an affiliated broker-dealer (the "Clearing Broker") pursuant to its fully disclosed clearing agreement.

2. Summary of Significant Accounting Policies

Basis of Presentation

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

2. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Receivables

Receivables consist of accrued commissions for trade executions, amounts due from the Clearing Broker and other miscellaneous receivables.

Fixed Assets

Fixed assets consist of computer hardware and software, furniture, equipment and leasehold improvements. All fixed assets are carried at cost and are depreciated on a straight-line basis using the estimated useful lives of three to seven years. Leasehold improvements are amortized over the shorter of the life of the lease or the estimated useful life.

The Company accounts for development costs of software to be utilized in providing services under SOP 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" and other related guidance. Software development costs incurred during the preliminary project stage are expensed as incurred, while costs incurred during the application development stage are capitalized and amortization is computed using the straight-line method over the software's estimated useful life, generally five years, which is not significantly different from the estimated revenue stream to be generated. Amortization these capitalized costs begins only when the software becomes ready for its intended use. Capitalization of costs ceases when the post implementation/operation stage of the software development process is reached.

In July 2001, the FASB issued Statement No. 144, "Impairment or Disposal of Long-Lived Assets". The statement requires the recognition of an impairment loss on long-lived asset held for use when events or changes in circumstances indicate that the estimated of undiscounted future cash flows expected to be generated by the asset are less than its carrying amount. The Company performs reviews for the impairment of fixed assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

2. Summary of Significant Accounting Policies (continued)

Estimated Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized in the statement of financial condition. Management estimates that the net fair value of financial instruments recognized in the statement of financial condition (including cash and cash equivalents, receivables, payables and accrued expenses) approximates their carrying value due to their short term nature.

Income Taxes

The Company is a single member limited liability company and has selected, for federal, state and local income tax purposes, to be treated as a division of the Parent. All items of income, expense, gain and loss of the Company are therefore included in the partnership returns of income of the Parent. In turn, pursuant to the statutes and regulations of the applicable federal, state and local taxing authorities, items of income, expense, gain and loss of the Parent are generally reportable on the tax returns of its Members. Accordingly, the financial statements of the Company include no provision for income taxes.

3. Fixed Assets

Fixed assets consist of the following as of December 31, 2003:

Computers & Equipment	$ 16,831,504
Leasehold improvements	2,313,641
Software	1,748,377
Furniture & Fixtures	950,330
	21,843,852
Accumulated depreciation and amortization	(12,943,566)
	$ 8,900,286

4. Related Party Transactions

The Company executes transactions through ArcaEx, an affiliated electronic stock market and pays transaction execution fees net of liquidity rebates. Certain fixed assets of the Company are used by ArcaEx for which no specific remuneration is provided.

4. Related Party Transactions (continued)

The Company executes transactions for certain principal owners of the Parent ("Members of Parent") and their affiliates through ArcaEx and other U.S. market centers and was charged a commission by the Company for such activities. The Company receives commissions from and makes liquidity payments to Members of Parent.

The Company clears its transactions through the clearing broker.

Certain Members of Parent provide routing services for listed securities through the New York Stock Exchange, Inc. on behalf of the Company.

The Company pays a referral fee to a foreign affiliate equal to 10% of transaction execution fees generated from customers referred by its affiliate.

An affiliate has an agreement with the Company to provide a software that customers can use to access ArcaEx.

An affiliate provides back-office services to the Company. The services include offering and managing connectivity to alternative execution venues, clearing technology, as well as reporting to the NASD's Order Audit Trail Systems through which NASD members are required to report information regarding Nasdaq transactions.

As of December 31, 2003, receivables from Members of Parent and affiliates consisted of the following:

Amounts due from Parent and affiliates	$ 4,899,977
Accrued commissions from Members of Parent	1,597,756
Commissions due from Clearing Broker	692,726
Deposit with Member of Parent	99,825
Others	263,105
	$ 7,553,389

4. Related Party Transactions (continued)

As of December 31, 2003, payables to Members of Parent and affiliates consisted of the following:

Routing charges due to Member of Parent	$ 4,694,845
Execution fees due to affiliate	488,101
Exchange fees due to Members of Parent	361,520
Connectivity fees due to affiliate	100,000
Others	110,409
	$ 5,754,875

Amounts due from Parent and affiliates arise from various transactions such as reimbursement of expenses incurred for communications, lease arrangements and other operating expenses.

As of December 31, 2003, cash and cash equivalents held at affiliated financial institutions amounted to $4,216,447.

5. Credit Risk

In the normal course of business, the Company's activities involve the execution of securities transactions for institutional customers and other broker-dealers, which are cleared and settled by an affiliated broker-dealer. Pursuant to the clearing agreement, the Company is required to reimburse the affiliated broker-dealer for any losses incurred due to a counterparty's failure to satisfy its contractual obligations. Therefore, the Company is exposed to risk of loss in the event of the customer's or broker's inability to meet the terms of their contracts. Should the customer or broker fail to perform, the Company may be required to complete the transaction at prevailing market prices. Customer trades pending at December 31, 2003 were settled without an adverse effect on the Company's financial statements.

Cash balances are maintained at major United States financial institutions at December 31, 2003.

The Company has credit risk related to transaction fees that we bill to customers on a monthly basis, in arrears. The Company's exposure to credit risk can be directly impacted by volatile securities markets that may impair the ability of counterparties to satisfy their

5. Credit Risk (continued)

contractual obligations. The Company seeks to control its credit risk through a variety of reporting and control procedures and by applying uniform credit standards maintained for all activities with credit risk.

6. Commitments and Contingencies

The Company applies the provisions of the Financial Accounting Standards Board's Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45") which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify the Clearing broker for losses that it may sustain from the customer accounts introduced by the Company.

7. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Under Rule 15c3-1, the Company is required to maintain minimum net capital equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness.

As of December 31, 2003, the Company had net capital of $9,041,009, which was $8,263,515 in excess of its required net capital of $777,494. The ratio of the Company's aggregate indebtedness to net capital was 1.29 to 1.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other provisions of SEC Rule 15c3-1 and other regulatory bodies.

8. Stock Option Plan

Employees of the Company are covered under the Parent's Stock Option Plan that provides for the granting of stock options. Employees and directors were granted certain options to purchase shares of the Parent at a price less than the fair value of the shares at the date of grant.

Such options are granted for a period of up to ten years and typically vest over a five year period. The Parent has elected to follow APB No.25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its employee stock options.